Exhibit 99.62

Volaris reports December 2020 traffic results:

102% of 2019 capacity and 9% more passengers than previous month,

positioning Volaris as the domestic market leader in 2020

Mexico City, Mexico. January 5, 2021 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports December 2020 preliminary traffic results.

Volaris continues increasing month-over-month capacity, using its ultra-low-cost structure and strong market position to further stimulate demand. Volaris remains focused on price sensitive visiting friends and relatives, leisure and small and medium sized enterprises segments, which continue to show the strongest demand for air travel in Mexico as the market recovers from COVID-19.

In December 2020, capacity measured by ASMs (Available Seat Miles) was 101.9% compared to the same month of last year. High season demand has been strong despite the current pandemic and demand measured by RPMs (Revenue Passenger Miles) was 90.7% of last year and increased 9.8% versus November 2020. Volaris transported a total of 1.8 million passengers during December 2020, an increase of 8.7% versus November 2020. Booked load factor for December 2020 was 78.5%.

During December 2020, Volaris began operating one new domestic route from Cancun to Oaxaca. The 12 new routes launched during 2020 are in ramp-up in terms of traffic demand and generally performing in accordance with plan.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for December 2020, said: “Volaris has a true low-cost structure that enables an extraordinary competitive advantage to continue stimulating passenger demand, shift bus passengers to air travel and increase load factor. We have taken multiple actions to bolster liquidity, reduce costs and capture market opportunities. Going forward, given the current rise in cases of COVID-19 in the US and Mexico, we will continue to deploy a disciplined approach to market and route selection to achieve profitability.”

For January 2021, Volaris plans to operate approximately 98% of capacity, as measured by ASMs, versus the same period of last year.

The following table summarizes Volaris traffic results for the month and year to date.

	December 2020	November 2020	Variance	December 2019	Variance	December YTD 2020	December YTD 2019	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,279	1,216	5.2%	1,331	(3.9%)	10,900	14,871	(26.7%)
International	487	393	24.0%	616	(21.0%)	3,696	6,162	(40.0%)
Total	1,766	1,608	9.8%	1,948	(9.3%)	14,597	21,032	(30.6%)
ASMs (in millions, scheduled & charter)
Domestic	1,554	1,448	7.3%	1,489	4.4%	13,446	16,891	(20.4%)
International	697	550	26.6%	719	(3.1%)	4,829	7,607	(36.5%)
Total	2,250	1,998	12.6%	2,207	1.9%	18,275	24,499	(25.4%)
Load Factor (in %, scheduled, RPMs/ASMs)
Domestic	82.3%	84.0%	(1.7) pp	89.4%	(7.1) pp	81.1%	88.0%	(7.0) pp
International	69.9%	71.4%	(1.4) pp	85.8%	(15.8) pp	76.6%	81.0%	(4.5) pp
Total	78.5%	80.5%	(2.0) pp	88.2%	(9.7) pp	79.9%	85.9%	(6.0) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,442	1,372	5.1%	1,537	(6.2%)	12,195	17,654	(30.9%)
International	340	268	27.1%	433	(21.4%)	2,517	4,321	(41.7%)
Total	1,783	1,639	8.7%	1,970	(9.5%)	14,712	21,975	(33.1%)

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 178 and its fleet from four to 86 aircraft. Volaris offers more than 367 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100